As filed with the Securities and Exchange Commission on 24 November 2009

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B OF
THE SECURITIES ACT OF 1933

Commonwealth of Australia
(Name of Registrant)

MR. DAVID PEARL
Minister - Counsellor (Economic)
Australian Embassy
1601 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(Name and address of Authorised Agent of the Registrant in the United States
to receive notices and communications from the Securities and Exchange Commission)

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

ADRIAN J.S. DEITZ, ESQ.
Skadden, Arps, Slate, Meagher & Flom
Level 13
131 Macquarie Street
Sydney, NSW 2000
Australia

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

The Guarantee of State/Territory Liabilities in respect of State/Territory Debt Securities(1) covered by this Registration Statement is to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Unit	Proposed maximum aggregate offering price	Amount of registration fee
Guarantee of State/Territory Liabilities in respect of State/Territory Debt Securities(1)	--	--	--	US$1.00 (2)

(1)
This Registration Statement covers the Guarantee of the Commonwealth of Australia issued under the Australian Government Guarantee of State and Territory Borrowing (the "State Guarantee Scheme") of the liabilities of Australian States and Territories in relation to certain series of eligible debt securities issued in respect of borrowing of such States and Territories ("State/Territory Debt Securities").  Such State/Territory Debt Securities will be registered on a registration statement filed by (i) an issuing entity of the relevant State or Territory and the relevant State or Territory that guarantees the State/Territory Debt Securities of the issuing entity or (ii) if the relevant State or Territory does not utilise a separate issuing entity, the relevant State or Territory.  No separate consideration is being paid by investors for the Guarantee.  The Guarantee is not severable from the State/Territory Debt Securities to which it applies.

(2)
A registration fee of US$1.00 has been paid in respect of the Guarantee of State/Territory Liabilities in respect of State/Territory Debt Securities covered by this Registration Statement.  A separate registration fee has been, or will be, paid by each issuing entity in respect of the State/Territory Debt Securities guaranteed pursuant to this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Cross reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus:

Schedule B Item	Heading in Prospectus

1.	Cover Page
2.	Use of Proceeds
3.	*
4.	*
5.	*
6.	***
7.	Authorised Agent in the United States
8.	Use of Proceeds
9.	Use of Proceeds; The Commonwealth of Australia Guarantee of State and Territory Borrowing
10.	Plan of Distribution
11.	**
12.	Validity of the Guarantee
13.	Plan of Distribution***
14.	**

*
Additional information to be included in the Commonwealth of Australia's Annual Report on Form 18-K filed or to be filed with the Commission, as amended from time to time and incorporated by reference herein.

**
Additional information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement or in one or more reports filed under the Securities Exchange Act of 1934, each of which reports is incorporated by reference in this Registration Statement.

***
Additional information to be provided from time to time in the prospectus and any related prospectus supplement of (i) an issuing entity and the relevant State or Territory that guarantees the State/Territory Debt Securities of the issuing entity or (ii) if the relevant State or Territory does not utilise a separate issuing entity, the relevant State or Territory and in the registration statement of which such prospectus and any related prospectus supplement form a part.

The information in this prospectus supplement is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated 24 November 2009

PROSPECTUS SUPPLEMENT

(To Prospectus dated                               2009)

Commonwealth of Australia

Guarantee of the Commonwealth of Australia of the
Guarantee by the Treasurer on behalf of the Government of Queensland of
Debt Securities of Queensland Treasury Corporation
covered by
the Australian Government Guarantee of State and Territory Borrowing

•
Under the Australian Government Guarantee of State and Territory Borrowing, which we refer to as the "State Guarantee Scheme", each Australian State and Territory may apply to have its liabilities in respect of certain series of eligible debt securities issued by a relevant Issuing Entity (as defined in the accompanying prospectus) in respect of borrowing of such State or Territory guaranteed by the Commonwealth of Australia.  In its discretion, the Commonwealth of Australia may issue "Eligibility Certificates" evidencing that a State's or Territory's liabilities in respect of such series of eligible debt securities are guaranteed under the State Guarantee Scheme (such series of eligible debt securities, the "State/Territory Debt Securities"), creating what we refer to as the "Guarantee".  We refer to liabilities that are the subject of an Eligibility Certificate as "Guaranteed Liabilities".  See "The Commonwealth of Australia Guarantee of State and Territory Borrowing" in the accompanying prospectus.

•
The Commonwealth of Australia has issued Eligibility Certificates (Certificate Nos. [         ], [         ], [         ] and [         ], respectively) in respect of the following series of State/Territory Debt Securities of Queensland Treasury Corporation, including additional securities of any such series which may be issued from time to time prior to the Final Issuance Date (as described in the accompanying prospectus):

-	6.0% Global A$ Bonds due 14 June 2011 (ISIN US748305BC27).
-	6.0% Global A$ Bonds due 14 August 2013 (ISIN US748305BD00).
-	6.0% Global A$ Bonds due 14 October 2015 (ISIN US748305BE82).
-	6.0% Global A$ Bonds due 14 September 2017 (ISIN US748305BG31).

The liabilities of the Government of Queensland in relation to those State/Territory Debt Securities are guaranteed by the Commonwealth of Australia under the State Guarantee Scheme pursuant to this prospectus supplement.  See "Description of the State/Territory Debt Securities covered by the Commonwealth Guarantee of State and Territory Borrowing" in this prospectus supplement.  The Commonwealth of Australia will file with the U.S. Securities and Exchange Commission a pricing supplement identifying each future issue of State/Territory Debt Securities of Queensland Treasury Corporation under those series to which the Guarantee relates.

•
The terms of the State/Territory Debt Securities of Queensland Treasury Corporation and the guarantee thereof by the Treasurer on behalf of the Government of Queensland are set forth in the separate registration statement, prospectus and prospectus supplements of Queensland Treasury Corporation and the Treasurer on behalf of the Government of Queensland.

•
The Guarantee of Guaranteed Liabilities in relation to the State/Territory Debt Securities of Queensland Treasury Corporation is irrevocable and ranks equally with other unsecured debts and financial obligations of the Commonwealth of Australia.

•
The Guarantee in relation to the State/Territory Debt Securities of Queensland Treasury Corporation will not be issued separately from the State/Territory Debt Securities of Queensland Treasury Corporation.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offence.

This prospectus supplement may not be used to sell the Guarantee in relation to the State/Territory Debt Securities of Queensland Treasury Corporation unless accompanied by the related prospectus of the Commonwealth of Australia and the prospectus and related prospectus supplement of Queensland Treasury Corporation and the Treasurer on behalf of the Government of Queensland relating to those State/Territory Debt Securities.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
Forward-Looking Statements	S-1
Presentation of Financial and Other Information	S-2
DESCRIPTION OF THE STATE/TERRITORY DEBT SECURITIES COVERED BY THE COMMONWEALTH GUARANTEE OF STATE AND TERRITORY BORROWING	S-3
OFFICIAL DOCUMENTS AND STATEMENTS	S-4

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement should be read together with the prospectus dated                            2009 (the "prospectus") of the Commonwealth of Australia, which contains information regarding the Commonwealth of Australia and other matters, including a description of the State Guarantee Scheme.  Further information concerning the Commonwealth of Australia and the Guarantee of State/Territory liabilities in respect of State/Territory Debt Securities offered hereby may be found in the Registration Statement relating to the Guarantee of State/Territory liabilities in respect of State/Territory Debt Securities to be issued by the Commonwealth of Australia described in the prospectus on file with the U.S. Securities and Exchange Commission.

The information contained herein is not to be construed as legal, business or tax advice.  In making an investment decision, you must rely on your own examination of the Commonwealth, the Guarantee and the offering.  The Guarantee has not been approved by any United States federal or state securities or regulatory authority, nor has any such authority confirmed the accuracy or determined the adequacy of the disclosure contained in this prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

You should rely only on the information provided in this prospectus supplement and in the accompanying prospectus.  Neither we, nor any underwriters or agents, have authorised anyone to provide you with different information.  We are not offering the Guarantee in any jurisdiction where the offer is prohibited.  You should not assume that the information in the registration statement, the accompanying prospectus or this prospectus supplement is truthful or complete at any date other than the date mentioned on the cover page of these documents.

This prospectus supplement and the accompanying prospectus are not, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorised or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. See "Plan of Distribution" in the accompanying prospectus.

The Commonwealth of Australia has not participated in the preparation of any registration statement on Schedule B, prospectus or prospectus supplement of Queensland Treasury Corporation and the Treasurer on behalf of the Government of Queensland with respect to the State/Territory Debt Securities to which the Guarantee relates. The Commonwealth of Australia has not approved any such registration statement, prospectus or prospectus supplement and does not assume any responsibility in relation to any such prospectus or prospectus supplement.

Forward-Looking Statements

This prospectus supplement contains forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "forecasts", "estimates", "projects", "expects", "intends", "may", "will", "seeks", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology, or in relation to discussions of forecasts, policies, strategy, plans, objectives, goals, future events or intentions.

Forward-looking statements are statements that are not historical facts, including statements about the Commonwealth's beliefs and expectations. These statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. Although the Australian Government believes that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international economy, and in particular the rates of growth (or contraction) of Australia's major trading partners;

•	the effects of the global financial crisis;

•	changes in commodity prices and/or global demand for Australia's major export commodities;

•	increases or decreases in international and domestic interest rates;

•	increases or decreases in domestic consumption;

•	increases or decreases in Australia's labour force participation and productivity;

•	exchange rate fluctuations; and

•	increases or decreases in Australia's rate of inflation.

Presentation of Financial and Other Information

All references in this prospectus supplement to "Australian dollars," "A$," "dollars" or "$" are to the lawful currency of the Commonwealth of Australia.

DESCRIPTION OF THE STATE/TERRITORY DEBT SECURITIES COVERED BY THE
COMMONWEALTH GUARANTEE OF STATE AND TERRITORY BORROWING

The Commonwealth of Australia has issued Eligibility Certificates (Certificate Nos. [         ], [         ], [         ] and [         ], respectively) in respect of the following series of State/Territory Debt Securities of Queensland Treasury Corporation, including additional securities of any such series which may be issued prior to the Final Issuance Date (as described in the accompanying prospectus):

•	6.0% Global A$ Bonds due 14 June 2011 (ISIN US748305BC27).

•	6.0% Global A$ Bonds due 14 August 2013 (ISIN US748305BD00).

•	6.0% Global A$ Bonds due 14 October 2015 (ISIN US748305BE82).

•	6.0% Global A$ Bonds due 14 September 2017 (ISIN US748305BG31).

The liabilities of the Government of Queensland in relation to those State/Territory Debt Securities are guaranteed by the Commonwealth of Australia under the State Guarantee Scheme.  The Commonwealth of Australia will file with the U.S. Securities and Exchange Commission a pricing supplement identifying each future issue of State/Territory Debt Securities of Queensland Treasury Corporation under those series to which the Guarantee relates.

The Guarantee in relation to the State/Territory Debt Securities of Queensland Treasury Corporation will not be issued separately from the State/Territory Debt Securities of Queensland Treasury Corporation.  For further information with respect to the State Guarantee Scheme, see "The Commonwealth of Australia Guarantee of State and Territory Borrowing" in the accompanying prospectus.

OFFICIAL DOCUMENTS AND STATEMENTS

Information included in this prospectus supplement which is identified as being derived from a publication of the Australian Government or one of its agencies or instrumentalities is included in this prospectus supplement on the authority of such publication as a public official document of the Australian Government. All other information included in this prospectus supplement is included as a public official statement and has been reviewed by Dr Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia, in his official capacity, and is included herein on his authority.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated 24 November 2009

PROSPECTUS

Commonwealth of Australia

Guarantee of Australian State and Territory Liabilities
in respect of Debt Securities of
Australian State and Territory Issuing Entities
covered by
the Australian Government Guarantee of
State and Territory Borrowing

•
On 24 July 2009, in order to support the capacity of Australian State and Territory governments to access credit markets (see generally "Economic Outlook" in the Description of the Commonwealth of Australia included as Exhibit D to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009, which Annual Report is incorporated by reference in this prospectus), the Government of the Commonwealth of Australia implemented the Australian Government Guarantee of State and Territory Borrowing, which we refer to as the "State Guarantee Scheme".

•
In this prospectus, we refer to each of the State of New South Wales, the State of Victoria, the State of Queensland, the State of Western Australia, the State of South Australia, the State of Tasmania, the Northern Territory and the Australian Capital Territory as a "State" or "Territory", as applicable.  We refer to each of the New South Wales Treasury Corporation, the Treasury Corporation of Victoria, the Queensland Treasury Corporation, the Western Australian Treasury Corporation, the South Australian Government Financing Authority, the Tasmanian Public Finance Corporation, the Northern Territory Treasury Corporation and the Australian Capital Territory as an "Issuing Entity".  With the exception of the Australian Capital Territory, which does not have a separate Issuing Entity, each State and Territory guarantees the borrowings of its Issuing Entity.

•
Under the State Guarantee Scheme, each State and Territory may apply to have its liabilities in respect of certain series of eligible debt securities issued by a relevant Issuing Entity in respect of borrowing of such State or Territory guaranteed by the Commonwealth of Australia.  In its discretion, the Commonwealth of Australia may issue "Eligibility Certificates" evidencing that a State's or Territory's liabilities in respect of such series of eligible debt securities are guaranteed under the State Guarantee Scheme (such series of eligible debt securities, the "State/Territory Debt Securities"), creating what we refer to as the "Guarantee".  We refer to liabilities that are the subject of an Eligibility Certificate as "Guaranteed Liabilities".  See "The Commonwealth of Australia Guarantee of State and Territory Borrowing" in this prospectus.

•	The Guarantee of Guaranteed Liabilities is irrevocable and ranks equally with other unsecured debts and financial obligations of the Commonwealth of Australia.

•
The Commonwealth of Australia will issue one or more prospectus supplements identifying the series of State/Territory Debt Securities to which the Guarantee relates.  The relevant prospectus supplement will accompany this prospectus.  The Guarantee will not be issued separately from the related State/Territory Debt Securities.

•
The terms of the State/Territory Debt Securities will be set forth in a separate prospectus and any related prospectus supplement of (i) the Issuing Entity and the relevant State or Territory that guarantees the State/Territory Debt Securities of the Issuing Entity or (ii) if the relevant State or Territory does not utilise a separate Issuing Entity, the relevant State or Territory.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

This prospectus may not be used to sell the Guarantee unless accompanied by a prospectus supplement and a prospectus and any related prospectus supplement of the relevant Issuing Entity and/or State or Territory relating to those State/Territory Debt Securities.

The date of this prospectus is                     2009.

i

ABOUT THIS PROSPECTUS

The Government of the Commonwealth of Australia has prepared this prospectus in connection with offerings registered under the Securities Act of 1933 of State/Territory Debt Securities issued by Issuing Entities and, to the extent the relevant State or Territory utilises a separate Issuing Entity, guaranteed by States or Territories, the liabilities of States and Territories in respect of which are covered by the State Guarantee Scheme.

This prospectus provides you with a general description of the Guarantee. Each time the Commonwealth of Australia issues an Eligibility Certificate or Eligibility Certificates relating to one or more series of State/Territory Debt Securities to be offered in one or more offerings registered under the Securities Act of 1933, it will file with the U.S. Securities and Exchange Commission, which we refer to as the "Commission", a prospectus supplement identifying the series of State/Territory Debt Securities to which the Guarantee relates.  The prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with the additional information described under "Where You Can Find More Information" in this prospectus.

The information contained or incorporated by reference herein is not to be construed as legal, business or tax advice.  This prospectus summarises material documents and other information, and we refer you to them for a more complete understanding of what we discuss herein.  In making an investment decision, you must rely on your own examination of the Commonwealth of Australia, the Guarantee and the offering.

You should rely only on the information provided in this prospectus and in any prospectus supplement.  Neither we, nor any underwriters or agents, have authorised anyone to provide you with different information.  We are not offering the Guarantee in any jurisdiction where the offer is prohibited.  You should not assume that the information in the registration statement, this prospectus or any prospectus supplement is truthful or complete at any date other than the date mentioned on the cover page of these documents.

This prospectus and the accompanying prospectus supplement are not, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorised or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. See "Plan of Distribution" in this prospectus.

The Commonwealth of Australia has not participated in the preparation of the registration statement, the prospectus or any related prospectus supplement of either (i) any Issuing Entity and any relevant State or Territory that guarantees the State/Territory Debt Securities of such Issuing Entity or (ii) if a relevant State or Territory does not utilise a separate Issuing Entity, any relevant State or Territory. The Commonwealth of Australia has not approved any such registration statement, prospectus or prospectus supplement and does not assume any responsibility in relation to any such prospectus or prospectus supplement.

Forward-Looking Statements

This prospectus contains or incorporates by reference, and any accompanying prospectus supplement may contain or incorporate by reference, forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms 'believes', 'forecasts', 'estimates', 'projects', 'expects', 'intends', 'may', 'will', 'seeks', 'would', 'could' or 'should' or, in each case, their negative or other variations or comparable terminology, or in relation to discussions of forecasts, policies, strategy, plans, objectives, goals, future events or intentions.

Forward-looking statements are statements that are not historical facts, including statements about the Commonwealth of Australia's beliefs and expectations. These statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. Although the Australian Government believes that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international economy, and in particular the rates of growth (or contraction) of Australia's major trading partners;

•	the effects of the global financial crisis;

•	changes in commodity prices and/or global demand for Australia's major export commodities;

•	increases or decreases in international and domestic interest rates;

•	increases or decreases in domestic consumption;

•	increases or decreases in Australia's labour force participation and productivity;

•	exchange rate fluctuations; and

•	increases or decreases in Australia's rate of inflation.

Presentation of Financial and Other Information

Statistical information included or incorporated by reference in this prospectus has been derived from official publications of, and information supplied by, a number of departments and agencies of the Commonwealth of Australia, including the Treasury of the Commonwealth of Australia, the Department of Finance and Deregulation, the Reserve Bank of Australia (the "RBA") and the Australian Bureau of Statistics ("ABS").  Some statistical information included or incorporated by reference in this prospectus has also been derived from information publicly made available by the International Monetary Fund (the "IMF") and the Organisation for Economic Co-operation and Development (the "OECD").  Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source.  In addition, statistics and data published by a department or agency of the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology.  Certain historical statistical information contained or incorporated by reference in this prospectus is based on estimates that the Commonwealth of Australia and/or its departments or agencies believe to be based on reasonable assumptions.  The Commonwealth of Australia's official financial and economic statistics are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While the Australian Government does not expect revisions to be material, no assurance can be given that material changes will not be made.  The Commonwealth of Australia adheres to the IMF's Special Data Dissemination Standards, which guide members in the dissemination of economic and financial data to the public.

The registration statement incorporates by reference the Commonwealth of Australia's most recent Annual Report on Form 18-K and any amendments thereto from time to time.  See "Where You Can Find More Information" in this prospectus.  As required by Form 18-K, the Commonwealth's most recent budget is filed as an exhibit to its annual report.  In addition, other Australian Government budgetary papers may from time to time be filed as exhibits to amendments to those annual reports.  Those budgetary papers contain forward-looking statements that are not historical facts, including statements about the Australian Government's beliefs and expectations for the forthcoming budget period. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Australian Government of those budgetary papers and speak only as of the date they are so made.  The information included in those budgetary papers may also have changed since that date.  In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets.  Therefore, you should not rely on the information in those budgetary papers.  If the information included or incorporated by reference in this prospectus or any prospectus supplement differs from the information in those budgetary papers, you should consider only the most current information in the prospectus supplement or this prospectus.  You should read all the information in this prospectus and the accompanying prospectus supplement, together with the additional information described under "Where You Can Find More Information" in this prospectus.

References in this prospectus to "Australian dollars," "A$," "dollars" or "$" are to the lawful currency of the Commonwealth of Australia and references in this prospectus to "U.S. dollars" or "US$" are to the lawful currency of the United States.

References in this prospectus to statutes followed by "(Cth)" are to legislation enacted by the Federal Parliament of the Commonwealth of Australia.

USE OF PROCEEDS

The Commonwealth of Australia will not receive any proceeds from investors from the issuance of the Guarantee.  No separate consideration will be payable by investors for the Guarantee. The Issuing Entity of any State/Territory Debt Securities covered by the Guarantee will receive the proceeds from their offer and sale.

The Commonwealth of Australia will charge each State or Territory guaranteeing (or, to the extent a relevant State or Territory does not utilise a separate Issuing Entity, issuing) State/Territory Debt Securities covered by the Guarantee a fee in accordance with the Australian Government Guarantee of State and Territory Borrowing Scheme Rules.

THE COMMONWEALTH OF AUSTRALIA GUARANTEE OF STATE AND TERRITORY BORROWING

On 24 July 2009, in order to support the capacity of Australian State and Territory governments to access credit markets, the Government of the Commonwealth of Australia implemented the Australian Government Guarantee of State and Territory Borrowing, which we refer to as the "State Guarantee Scheme".  The Commonwealth of Australia has executed a Deed of Guarantee (the "Deed of Guarantee") and adopted the Australian Government Guarantee of State and Territory Borrowing Scheme Rules (the "Scheme Rules") to give effect to the State Guarantee Scheme.

Under the State Guarantee Scheme, each State and Territory may apply to the Reserve Bank of Australia as the administrator of the State Guarantee Scheme (the "Scheme Administrator") to have its liabilities in respect of certain series of eligible debt securities issued by a relevant Issuing Entity in respect of borrowing of such State or Territory that satisfy the criteria set out in the Scheme Rules guaranteed by the Commonwealth of Australia.  In its discretion, the Commonwealth of Australia may issue one or more "Eligibility Certificates" evidencing that the State's or Territory's liabilities in respect of such series of eligible debt securities are guaranteed by the Commonwealth of Australia under the Deed of Guarantee (such series of eligible debt securities, the "State/Territory Debt Securities"), creating what we refer to as the "Guarantee".  We refer to liabilities that are the subject of an Eligibility Certificate as "Guaranteed Liabilities".

Under the Scheme Rules, Eligibility Certificates may be issued in respect of both New Bond Lines and Existing Bond Lines where the securities within each such New Bond Line or Existing Bond Line:

•	have the same maturity date;

•	have the same International Security Identification Number ("ISIN") or equivalent;

•	are not complex;

•	are denominated in Australian dollars; and

•	have maturity length of up to 180 months.

New Bond Line refers to a category of securities established by an Issuing Entity on or after the date on which the relevant State or Territory first applies to the Scheme Administrator for an Eligibility Certificate relating to either an Existing Bond Line or a New Bond Line (the "First Application Date").  Upon the issuance of an Eligibility Certificate relating to a New Bond Line, the liabilities of the relevant State or Territory in relation to each issue of securities issued by the Issuing Entity in respect of borrowing of the State or Territory under such New Bond Line on or after the First Application Date and on or before the date notified by the Commonwealth of Australia to the relevant State or Territory as the last day on which an Issuing Entity can issue securities subject to the Guarantee (the "Final Issuance Date") will constitute Guaranteed Liabilities.

Existing Bond Line refers to a category of securities established by an Issuing Entity prior to the First Application Date in relation to which category of securities the relevant State or Territory applies to the Scheme Administrator for an Eligibility Certificate during the period commencing on 24 July 2009 and ending 28 days after the First Application Date.  Upon the issuance of an Eligibility Certificate relating to an Existing Bond Line, the liabilities of the relevant State or Territory in relation to each issue of securities issued by an Issuing Entity in respect of borrowing of the State or Territory under such Existing Bond Line (i) prior to the First Application Date and (ii) on or after the First Application Date and on or before the Final Issuance Date will constitute Guaranteed Liabilities.

The State Guarantee Scheme is not intended to support borrowing for non-government owned enterprises (which for the purposes of the Scheme Rules do not include local governments or universities, other than private universities).  Each State and Territory must ensure that, at all times during the term of the Deed of Guarantee, the value of financial accommodation provided by its Issuing Entity to non-government owned entities does not exceed the face value of securities or other liabilities that are not Guaranteed Liabilities.

The following is a summary of the material terms of the Deed of Guarantee and the Scheme Rules, and is qualified in its entirety by reference to the full text of those documents, which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.

Under the Deed of Guarantee, the Commonwealth of Australia irrevocably:

•	guarantees to the persons to whom such liabilities are owed (each, a "beneficiary") the payment by each State and Territory of Guaranteed Liabilities; and

•
undertakes in favour of each beneficiary that, whenever a State or Territory does not pay a Guaranteed Liability of that State or Territory on the date on which it becomes due and payable, the Commonwealth of Australia shall, upon a claim by a beneficiary made in accordance with the Scheme Rules, and following the expiry of any applicable grace period, pay the Guaranteed Liability in accordance with the Scheme Rules.

The Commonwealth of Australia will not be liable under the Deed of Guarantee in respect of any Guaranteed Liability that has been varied, amended, waived, released, novated, supplemented, extended or restated in any material respect without the written consent of the Commonwealth of Australia.

A holder of securities that benefit from the Guarantee will not receive payment under the Guarantee if such holder fails to follow the Scheme Rules for submission of claims.  A claim by a beneficiary for payment under the Guarantee must be in writing and made in the form of Schedule 7 to the Scheme Rules and delivered to the Scheme Administrator.  A claim that is not made in the form of Schedule 7 is not a valid claim and shall be treated as not having been made.  A valid claim is one that establishes that the amount claimed:

•	is due to the beneficiary;

•
remains unpaid despite the beneficiary having made a claim on the Issuing Entity and, to the extent the relevant State or Territory utilises a separate Issuing Entity, the relevant State or Territory; and

•	is in respect of a Guaranteed Liability.

The Commonwealth of Australia shall pay to the beneficiary the amount specified in a valid claim.  There is no designated period within which the Commonwealth of Australia is required to make payments after it receives a valid claim.

Subject to providing prior notice to the States and Territories, the Commonwealth of Australia may amend the terms of the Deed of Guarantee or the Scheme Rules at any time in its discretion by publishing the amendment on the website referred to in the Scheme Rules (which is currently www.stateguarantee.gov.au), which amendment will be filed as an exhibit to the Registration Statement of which this prospectus forms a part; provided that (except insofar as such amendment is required by law) such amendment does not (i) reduce the Commonwealth of Australia's obligations to the beneficiaries in a manner which is prejudicial to the interests of the beneficiaries in respect of any subsisting Guaranteed Liability or (ii) materially prejudice the interests of the States or Territories in respect of any subsisting Guaranteed Liability.  The contents of the website are not incorporated by reference into this prospectus.

States and Territories whose liabilities in respect of specific debt securities issued by a relevant Issuing Entity in respect of borrowing of such State or Territory (either directly or through a guarantee of the liabilities of a relevant Issuing Entity, to the extent a separate Issuing Entity is utilised), to the extent of any Guaranteed Liabilities, are guaranteed under the State Guarantee Scheme are subject to a number of obligations under the Scheme Rules, including the obligation to:

•	provide a counter-indemnity deed indemnifying the Commonwealth of Australia against all liabilities, costs and expenses that it may incur in consequence of or arising from the Guarantee;

•	provide written reports to the Scheme Administrator; and

•	pay specified fees to the Commonwealth of Australia for the Guarantee.

However, the Scheme Rules provide that a beneficiary's rights in relation to a Guaranteed Liability shall not be prejudiced by the failure of a State or Territory to comply with the Scheme Rules.

The Deed of Guarantee is governed by, and shall be construed in accordance with, and any matter related to it is to be governed by, the law of Australian Capital Territory, Australia.

The Deed of Guarantee will terminate at midnight on the date which is 186 calendar months after the Final Issuance Date, but without prejudice to the rights of any beneficiary in respect of a valid claim lodged prior to that time.  The Commonwealth may extend the date of termination of the Deed of Guarantee at any time prior to termination in accordance with the Scheme Rules.

The Guarantee of Guaranteed Liabilities is irrevocable and ranks equally with other unsecured debts and financial obligations of the Commonwealth of Australia.

Each time the Commonwealth of Australia issues an Eligibility Certificate or Eligibility Certificates relating to one or more series of State/Territory Debt Securities to be offered in one or more offerings registered under the Securities Act of 1933, the Commonwealth of Australia will file with the Commission a prospectus supplement identifying the relevant series of State/Territory Debt Securities.  No consideration separate from that paid for the State/Territory Debt Securities will be paid for the Guarantee by investors.  See "Use of Proceeds" in this prospectus.

If the Commonwealth of Australia does not perform its obligations under the Guarantee, beneficiaries may be required to commence proceedings in Australia to enforce their rights.  See "The Commonwealth of Australia Guarantee—Enforcement of Civil Liabilities" in this prospectus.

For further information about the State Guarantee Scheme, see "Government Finance—Guarantees and Other Contingent Liabilities—Commonwealth Guarantee of State and Territory Borrowing" in the Description of the Commonwealth of Australia included as Exhibit D to the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009.

Enforcement of Civil Liabilities

The Commonwealth of Australia is a sovereign state.  The Commonwealth of Australia has not agreed to waive any sovereign immunity or immunity from personal jurisdiction in respect to any action brought in the courts of the United States or elsewhere (except the courts of competent jurisdiction in Australia), nor has it appointed an agent in New York upon which process may be served for any purpose.

As a consequence, it may be that the Commonwealth of Australia's obligations under the Deed of Guarantee can only be enforced in an Australian court of competent jurisdiction. In any suit in an Australian court of competent jurisdiction relating to the Deed of Guarantee, the Commonwealth of Australia would not be entitled to any defence based on Crown or sovereign immunity. If investors are able to invoke the jurisdiction of a foreign court in respect of the Guarantee or any other claim against the Commonwealth of Australia under the Deed of Guarantee or otherwise, it may be difficult for investors to obtain or realise upon judgments of foreign courts against the Commonwealth of Australia.  Furthermore, it may be difficult for investors to enforce in Australia or elsewhere the judgments of foreign courts against the Commonwealth of Australia.  The Deed of Guarantee does not contain any submission to the jurisdiction of the courts of a foreign jurisdiction or any waiver of any immunity that might be available to the Commonwealth of Australia under the law of any foreign jurisdiction or in respect to any claim brought against the Commonwealth of Australia in any such foreign jurisdiction for any reason.

Under the applicable provisions of the Judiciary Act 1903 (Cth), no execution or attachment may be issued against the property or revenues of the Commonwealth of Australia pursuant to the Guarantee.  However, on receipt of the certificate of a judgment against the Commonwealth of Australia the Minister for Finance and Deregulation is obligated to satisfy the judgment out of moneys legally available.  Payment could not be made by the Commonwealth of Australia in satisfaction of any judgment except from moneys appropriated by the Australian Parliament.  The Australian Parliament has passed legislation appropriating the Consolidated Revenue Fund and authorising the borrowing of moneys for the purposes of paying claims under the Deed of Guarantee in accordance with the Scheme Rules.

PLAN OF DISTRIBUTION

The Commonwealth of Australia will not participate in the offering or sale of any of the State/Territory Debt Securities to which the Guarantee relates and will pay no compensation to any underwriters in connection with the issuance of the Guarantee.  The plan of distribution for the State/Territory Debt Securities to which the Guarantee relates will be described in the registration statement and the prospectus and/or any related prospectus supplement filed by (i) the Issuing Entity and the relevant State or Territory that guarantees the State/Territory Debt Securities of the Issuing Entity or (ii) if the relevant State or Territory does not utilise a separate Issuing Entity, the relevant State or Territory.

The Commonwealth of Australia has not agreed to indemnify any underwriter against civil liabilities under the Securities Act of 1933 or to contribute payments which the underwriters may be required to make in respect thereof.

Except as may otherwise be provided in any prospectus supplement relating to the related State/Territory Debt Securities, the Guarantee may be offered in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

OFFICIAL DOCUMENTS AND STATEMENTS

Information included or incorporated by reference in this prospectus or any prospectus supplement which is identified as being derived from a publication of the Australian Government or one of its agencies or instrumentalities is included or incorporated by reference in this prospectus or such prospectus supplement on the authority of such publication as a public official document of the Australian Government. All other information included or incorporated by reference in this prospectus and in the Registration Statement is included or incorporated by reference as a public official statement and has been reviewed by Dr Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia, in his official capacity, and is included or incorporated by reference herein on his authority. Except as may otherwise be provided in any prospectus supplement, all other information included or incorporated by reference in such prospectus supplement will be included or incorporated by reference as a public official statement and will be reviewed by Dr Ken Henry AC, in his official capacity, and will be included or incorporated by reference therein on his authority.

VALIDITY OF THE GUARANTEE

Except as may otherwise be provided in any prospectus supplement, each time the Commonwealth of Australia issues an Eligibility Certificate or Eligibility Certificates relating to one or more series of State/Territory Debt Securities to be offered in one or more offerings registered under the Securities Act of 1933, the validity of the Deed of Guarantee will be passed upon for the Commonwealth of Australia by the Australian Government Solicitor, Lionel Murphy Building, 50 Blackall Street, Barton ACT 2600, Australia.  As to certain matters of United States federal law, the Commonwealth of Australia is represented by Skadden, Arps, Slate, Meagher & Flom, Level 13, 131 Macquarie Street, Sydney, NSW 2000, Australia.

AUTHORISED AGENT IN THE UNITED STATES

The name and address of the authorised agent of the Commonwealth of Australia in the United States is Mr. David Pearl, Minister - Counsellor (Economic), Australian Embassy, 1601 Massachusetts Avenue, N.W., Washington, D.C. 20036.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement that the Commonwealth of Australia filed with the Commission using a shelf registration process. This prospectus does not contain all of the information provided in the Registration Statement. For further information, you should refer to the Registration Statement.

The Commonwealth of Australia files annual reports and other information with the Commission relating to the Guarantee of State/Territory Debt Securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. You may also read and copy these documents at the Commission's public reference room in Washington, D.C. or at the Commission's regional offices:

100 F Street, NE
Washington, D.C. 20549

3 World Financial Center, Suite 400
New York, NY 10281-1022

75 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Please call the Commission at 1-800-SEC-0330 for further information. In addition, the Commission maintains an website that contains reports, statements and other information regarding issuers that file electronically with the Commission. The address of the Commission's website is www.sec.gov.  The contents of this website are not incorporated by reference into this prospectus.

The Commission allows the Commonwealth of Australia to incorporate by reference some information that the Commonwealth of Australia files with the Commission. Documents incorporated by reference are considered part of this prospectus. The Commonwealth of Australia can disclose important information to you by referring you to those documents. Information that the Commonwealth of Australia later files with the Commission will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	the Commonwealth of Australia's Annual Report on Form 18-K for the fiscal year ended 30 June 2009, filed with the Commission on 24 November 2009; and

•
each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and before the Guarantee of a relevant issue of State/Territory Debt Securities is sold, in each case, other than any deed of guarantee, scheme rules, eligibility certificates, agreements for offering Commonwealth guaranteed securities, statements of expenses, opinions of Australian Government Solicitor and consents relating to the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding, and any other exhibits specifically designated in such annual reports as not being incorporated by reference in the Registration Statement, this prospectus or any accompanying prospectus supplement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

UNDERTAKINGS

The Commonwealth of Australia hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)           to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

provided, however, that the Commonwealth of Australia shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)           That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment, that contains a form of prospectus, shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Commonwealth of Australia's annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

EXPENSES

An itemised statement showing estimated expenses of the Commonwealth of Australia, other than underwriting discounts and commissions, in connection with the sale of the Guarantee relating to the the State/Territory Debt Securities will be provided in an exhibit to this Registration Statement, a post-effective amendment to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

AGREEMENT TO PROVIDE LEGAL OPINION

The Commonwealth of Australia agrees to furnish a copy of the opinion of the Australian Government Solicitor with respect to the legality of the Guarantee relating to the State/Territory Debt Securities in an exhibit to this Registration Statement, a post-effective amendment to this Registration Statement or a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

(1)           the facing sheet;

(2)           the cross-reference sheet;

(3)           Part I, consisting of the Prospectus;

(4)           Part II, consisting of pages numbered II-1 to II-6; and

(5)           the following exhibits:

A.	Deed of Guarantee in respect of the Australian Government Guarantee of State and Territory Borrowing.

B.
Australian Government Guarantee of State and Territory Borrowing Scheme Rules, including Guidance Note on the meaning of 'complex' for the purposes of the definition of New and Existing Bond Lines and Guidance Note on the use of Guaranteed Liabilities in lending to non-government owned entities.

C.	Eligibility Certificate(s).*

D.	Form of Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant Issuing Entity, the relevant State or Territory and representatives of the Underwriters.

E.	Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant Issuing Entity, the relevant State or Territory and representatives of the Underwriters.*

F.
Itemised list of estimated expenses incurred or borne by or for the account of the Commonwealth of Australia in connection with the sale of the Guarantee of the liabilities of States and Territories in respect of State/Territory Debt Securities.

G.	Opinion of Australian Government Solicitor with respect to the legality of the Guarantee of relevant State/Territory Debt Securities.

H.	Consent of Dr. Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia.

I.	Consent of Australian Government Solicitor (included in Exhibit G).

*
To be filed as an exhibit to a post-effective amendment to this Registration Statement relating to the Guarantee relating to the relevant State/Territory Debt Securities or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement each time the Commonwealth of Australia issues an Eligibility Certificate or Eligibility Certificates relating to one or more series of State/Territory Debt Securities to be offered in one or more offerings registered under the Securities Act of 1933.

The agreements included as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•
may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and may be subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.  The Commonwealth of Australia acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.  Additional information about the Commonwealth of Australia may be found elsewhere in this Registration Statement and in the Commonwealth of Australia's other public filings, which are available without charge through the Commission's website at www.sec.gov.  The contents of this website are not incorporated by reference into this Registration Statement.  See "Where You Can Find More Information" in the prospectus.

SIGNATURES

REGISTRANT:

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorised, in the City of Canberra, Australia on 24 November 2009.

By:	/s/ Dr Ken Henry AC
	Name:	Dr Ken Henry AC
	Title:	Secretary of the Treasury of the Commonwealth of Australia

AUTHORISED AGENT IN THE UNITED STATES
TO RECEIVE NOTICES AND COMMUNICATIONS
FROM THE SECURITIES AND EXCHANGE COMMISSION:

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorised agent of the Commonwealth of Australia in the United States to receive notices and communications from the Securities and Exchange Commission, has signed this Registration Statement in Washington, D.C. on 24 November 2009.

By:	/s/ Mr. David Pearl
	Name:	Mr. David Pearl
	Title:	Minister - Counsellor (Economic)
Australian Embassy
Washington, D.C.
Authorised Agent in the United States to receive notices and communications from the Securities and Exchange Commission

INDEX TO EXHIBITS

Exhibit No.	Description

A.	Deed of Guarantee in respect of the Australian Government Guarantee of State and Territory Borrowing.

B.
Australian Government Guarantee of State and Territory Borrowing Scheme Rules, including Guidance Note on the meaning of 'complex' for the purposes of the definition of New and Existing Bond Lines and Guidance Note on the use of Guaranteed Liabilities in lending to non-government owned entities.

C.	Eligibility Certificate(s).*

D.	Form of Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant Issuing Entity, the relevant State or Territory and representatives of the Underwriters.

E.	Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant Issuing Entity, the relevant State or Territory and representatives of the Underwriters.*

F.
Itemised list of estimated expenses incurred or borne by or for the account of the Commonwealth of Australia in connection with the sale of the Guarantee of the liabilities of States and Territories in respect of State/Territory Debt Securities.

G.	Opinion of Australian Government Solicitor with respect to the legality of the Guarantee of relevant State/Territory Debt Securities.

H.	Consent of Dr Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia.

I.	Consent of Australian Government Solicitor (included in Exhibit G).

*
To be filed as an exhibit to a post-effective amendment to this Registration Statement relating to the Guarantee relating to the relevant State/Territory Debt Securities or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement each time the Commonwealth of Australia issues an Eligibility Certificate or Eligibility Certificates relating to one or more series of State/Territory Debt Securities to be offered in one or more offerings registered under the Securities Act of 1933.